On January 18, 2013, Becker Capital Management, Inc. (the Advisor) underwent a change of control effectively terminating the Investment Advisory Agreement with Professionally Managed Portfolios on behalf of the Fund.  On January 17, 2013, the Board of Trustees approved an Interim Investment
Advisory Agreement, which permitted the Advisor to continue to manage the Fund.  At a meeting held
February 28, 2013 ? March 1, 2013, the Board of Trustees approved a new Investment Advisory
Agreement between the Advisor and the Trust on behalf of the Fund, subject to shareholder approval.  At a special meeting of the shareholders held on April 24, 2013, Shareholder approved the new Investment
Advisory Agreement with the Advisor and the Trust on behalf of the Fund based on the following results:

Total Outstanding Shares 11,110,270
Total Shares Voted   5,755,467
For     5,732,250
Against                5,604
Abstain        17,613